[Letterhead of Diebold, Incorporated]

February 3, 2016

Via EDGAR and Email

United States Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F. Street, N.E.,

            Washington, D.C. 20549.

Attention: Ms. Maryse Mills-Apenteng, Special Counsel

Re:	Diebold, Incorporated;
Registration Statement on Form S-4 filed on November 24, 2015
(File No 333-208186)

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Diebold, Incorporated (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-4, File No. 333-208186 (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on February 5, 2016, or as soon thereafter as is practicable.

In making this request, the Company is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement and acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

U.S. Securities and Exchange Commission	-2-

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Catherine M. Clarkin at Sullivan & Cromwell LLP by telephone at (212) 558-4175 or by email (clarkinc@sullcrom.com).

Sincerely,

DIEBOLD, INCORPORATED

By:	/s/ Jonathan B. Leiken
Name:	Jonathan B. Leiken
Title:	Senior Vice President, Chief Legal Officer and Secretary

cc:	Christina Chalk
Kathleen Collins
Ji Shin
Rebekah Lindsey
(Securities and Exchange Commission)

Andreas W. Mattes
(Diebold, Incorporated)

Francis J. Aquila
Catherine M. Clarkin
Kathryn L. Freund
(Sullivan & Cromwell LLP)